SUPERIOR Diamonds Inc.

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

07021805

BY MAIL

March 7, 2007

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

SUPPL

Dear Sirs:

Re: Superior Diamonds Inc. (the "Company") - File 82-34752

Enclosed please find the Company's documents disseminated during the month of February 2007.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Superior Diamonds Inc.

Susy H. Horna

Susy H. Horna
Corporate Secretary

PROCESSED
MAR 16 2007
THOMSON
FINANCIAL

dw 3/15

SUPERIOR *Diamonds Inc.*

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

News *Release*

SUPERIOR INITIATES DIAMOND DRILL PROGRAM IN THE VILLE MARIE AREA, VILLE MARIE PROJECT, QUEBEC

February 9, 2007

Vancouver, BC – **Superior Diamonds Inc. (SUP-TSX.V)** ("Superior" or "the Company") announces the initiation of a diamond drill program for the Company's Ville Marie project in southwestern Québec. Superior has been exploring for diamonds in the Ville Marie area for the past three years. The result of this exploration has lead to the discovery of two exceptional kimberlite indicator mineral dispersal trains. The recovery of G10 chrome pyrope garnets and chrome-inclusion field chromites suggest the source of these minerals may be diamondiferous.

The source area of these trains is defined by thousands of kimberlite indicator minerals, many with alteration rinds and kimberlite still attached. From the head of one dispersal train, basal material collected from three holes in a reverse circulation drill program contained significant levels of kimberlite cuttings.

Superior's President and CEO John Paterson said: "This drill program represents an exciting new phase for the Ville Marie project following three years of exploration activity. Many of the kimberlite indicator minerals we recovered in our overburden sampling and reverse circulation drilling had kimberlite adhering to their surface, which means they are likely in immediate proximity to a kimberlite source."

In addition to the kimberlite cuttings, kimberlite boulders have been discovered from four different sites. Geophysical properties of the cuttings and boulders were determined, which has added greatly to the understanding of the geophysical properties of their source. Most important is that the cuttings and boulders are non-magnetic, thus magnetic geophysical data is not useful in identifying kimberlite bodies in the Ville Marie area. Therefore, Superior contracted an extensive gravity survey consisting of over 2,000 data points. The Company has received data covering half of the planned survey and so far 17 gravity targets have been identified for drill testing. It is anticipated that all gravity data will be received by the end of February, after which time additional drill targets will be identified. Superior anticipates completion of this drill program by the end of March 2007.

Dr. Thomas Morris, P.Geo., is the Qualified Person who has prepared or supervised the preparation of the scientific or technical information about the Ville Marie project.

About Superior Diamonds
Superior Diamonds is a junior Canadian exploration company, primarily searching for diamonds in the under-explored and highly prospective regions of the Canadian Shield within the provinces of Ontario and Québec. Over a period of just three years, Superior's highly skilled team has defined four promising target areas through grass roots exploration, and is now focused on prioritizing these targets for drilling. To diversify risk and balance its portfolio, the Company has adopted a strategy to explore for other commodities where it has a proven track record of expertise, including uranium. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Québec, and trades on the TSX Venture Exchange under the symbol SUP.

Forward-looking Statements

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" in the Corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statements.

For more information, please contact:

John G. Paterson, President
Superior Diamonds Inc.
(604) 806-0667

Thomas F. Morris, VP Exploration
Superior Diamonds Inc.
(705) 525-0992

or

Meghan Brown
Manager, Investor Relations
Superior Diamonds Inc.
(604) 806-0667

e-mail: info@superiordiamonds.ca
www.superiordiamonds.ca

SUPERIOR Diamonds Inc.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

News *Release*

FIRST HOLE OF VILLE MARIE WINTER DRILL PROGRAM HITS KIMBERLITE

February 21, 2007

Vancouver, BC – **Superior Diamonds Inc. (SUP-TSX.V)** ("Superior" or "the Company") is pleased to announce that the first drill hole of the 2007 winter drilling program on the Ville Marie project located in the Lake Temiscamingue area of Quebec has intersected kimberlite associated with a broad gravity anomaly. Hole VM07-001A, collared in the Lac Lussac target area, was drilled at an angle of 45 degrees due south. The hole encountered crater facies kimberlite at 50.6 metres and continued in crater facies kimberlite to 117.5 metres when the hole was stopped due to drilling difficulties.

Kimberlite intersected in hole VM07-001A is associated with a gravity anomaly measuring 200 metres by 200 metres. A series of vertical holes will now be drilled to determine the limits of the kimberlite body and collect enough material for microdiamond analysis. Two rigs are presently operating at Lac Lussac testing 17 gravity targets.

Gravity surveying is also being carried out in the Lac Honorat target area. At Lac Honorat, thousands of kimberlite indicator minerals were recovered in overburden samples and reverse circulation drill holes. The main kimberlite indicator mineral dispersal train has been closed off up ice and the source region defined. Once the gravity survey is completed and targets defined, a drilling program will commence.

Dr. Thomas Morris, P.Geo., is the Qualified Person who has prepared or supervised the preparation of the scientific or technical information about the Ville Marie project.

About Superior Diamonds
Superior Diamonds is a junior Canadian exploration company, primarily searching for diamonds in the under-explored and highly prospective regions of the Canadian Shield within the provinces of Ontario and Québec. Over a period of just three years, Superior's highly skilled team has defined four promising target areas through grass roots exploration, and is now focused on prioritizing these targets for drilling. To diversify risk and balance its portfolio, the Company has adopted a strategy to explore for other commodities where it has a proven track record of expertise, including uranium. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Québec, and trades on the TSX Venture Exchange under the symbol SUP.

Forward-looking Statements
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" in the Corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statements.

For more information, please contact:

John G. Paterson, President
Superior Diamonds Inc.
(604) 806-0667

Thomas F. Morris, VP Exploration
Superior Diamonds Inc.
(705) 525-0992

or
Meghan Brown
Manager, Investor Relations
Superior Diamonds Inc.
(604) 806-0667

e-mail: info@superiordiamonds.ca
www.superiordiamonds.ca

LAKE SHORE
GOLD CORP

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

BY MAIL

March 7, 2007

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

Dear Sirs:

Re: Lake Shore Gold Corp. (the "Company") - File 82-34769

Enclosed please find the Company's documents disseminated during the month of February 2007.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Lake Shore Gold Corp.

Susy H. Horna
Corporate Secretary

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE INITIATES EXPLORATION DRILL PROGRAM AT BLAKELOCK GOLD PROJECT, ONTARIO

February 8, 2007

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSX)** ("Lake Shore" or "the Company") has initiated a second phase drilling program at its 100%-owned Blakelock Gold Project, located along the Casa Berardi Gold Belt in northern Ontario. A total of 75 reverse circulation drill holes are planned for completion by the end of March.

The reverse circulation program will follow up numerous bedrock gold anomalies and geophysical targets identified from the airborne geophysical survey completed in September 2006. The drilling will also test areas west of the Porphyry Gold Zone originally discovered by Esso Minerals Canada Limited, where intersections encountered in the 1980s returned 34.5 grams per tonne gold over 2.95 metres and 9.39 grams per tonne gold over 2.90 metres. Results from Lake Shore's first phase of diamond drilling, completed in August 2006, confirmed the Esso intersections and expanded the gold mineralized horizon over a strike length of more than 500 metres.[1] The Porphyry Zone remains open in all directions.

The results of the preliminary reverse circulation drill program will be merged with all existing data from which a phase 2 diamond drill program will be developed and initiated in the second quarter of 2007.

Blakelock is located approximately 140 kilometres northeast of the city of Timmins and 58 kilometres west of the Casa Berardi Gold Mine, and covers 35 kilometres along the western extension of the Casa Berardi Gold Belt.

About Lake Shore

Lake Shore is a mineral exploration company engaged in the acquisition and exploration of mineral properties with prospects for hosting gold deposits. The Company is currently active in eastern Canada and holds a number of mineral resource properties in Ontario, including the Timmins West and Vogel/Schumacher projects, either directly or through option agreements. In February 2007 Lake Shore announced its agreement to acquire the Bell Creek mine and mill complex near Timmins, Ontario[2] from the Porcupine Joint Venture. Lake Shore is a reporting issuer in British Columbia, Alberta, Manitoba, Ontario and Québec, and trades on the Toronto Stock Exchange under the symbol LSG.

Forward-looking Statements

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statements.

[1] For details refer to Lake's Shore's press release dated August 15, 2006, available on the Company's website at www.lsgold.com.
[2] For details refer to Lake's Shore's press release dated February 2, 2007, available on the Company's website at www.lsgold.com.

For more information, please contact:

Meghan Brown, Manager Investor Relations
Lake Shore Gold Corp.
(604) 669-3533
e-mail: mbrown@lsgold.com
www.lsgold.com

Brian R. Booth, President and CEO
Lake Shore Gold Corp.
(705) 525-0992
e-mail: info@lsgold.com
www.lsgold.com

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE INTERSECTS ADDITIONAL HIGH GRADE GOLD AT VOGEL PROPERTY TIMMINS, ONTARIO

February 21, 2007

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSX)** ("Lake Shore" or "the Company") is pleased to announce the results of the most recent drilling on the Vogel Property, located on the Bell Creek-Hoyle Pond gold trend, Timmins, Ontario.

The drill program intersected new typical vertical and horizontal vein mineralization within a brecciated area in the massive volcanics returning **106.90 grams gold per tonne over 2.0 metres, 18.64 grams gold per tonne over 1.2 metres, 16.09 grams gold per tonne over 0.7 metres, 11.74 grams gold per tonne over 1.0 metres and 10.89 grams gold per tonne over 1.1 metres.**

"These new high grade intersections clearly demonstrate the excellent potential for discovering new gold mineralization on the Vogel Property and our adjoining Schumacher - Bell Creek mine properties," said Brian Booth, President of Lake Shore. "With our recent agreement to acquire the Bell Creek Mine and Mill complex, located one kilometre to the west of the Vogel Property, we now have more than 2.4 kilometres of the Bell Creek-Hoyle Pond stratigraphy to expand our resource base. An additional 1.6 kilometres of under explored stratigraphy immediately to the west of the Bell Creek Mine gives Lake Shore a total of four kilometres of prospective strike length on this belt."

The drill program consisted of ten inclined holes to test the north central portion of the Vogel Property where a 50 by 150 metre gap in the historical drilling on the property was identified as having the potential for hosting vertical and horizontal veins south of the ultramafic – mafic volcanic contact. The mineralized veins were intersected between 50 and 150 metres from surface. The mineralization intersected in this latest drilling is located close to surface and near the existing Bell Creek Mine infrastructure, which greatly facilitates exploration and potential development.

The new intersections contained visible gold in or on the margins of typical quartz carbonate veins and associated stringers in eight of the ten holes. Minor sulphides and black tourmaline are associated with the veins and quartz-ankerite stringers.

The results of the ten holes are as follows:

Hole No.	Section	Intersection		Length * (metres)	Gold Assay (grams per tonne)	Vein Type	Comment
		From (metres)	To (metres)				
H-06-13	7160E	90.0	91.0	1.0	2.16	H	VG
		91.0	92.0	1.0	1.52	H	
		95.9	96.6	0.7	**16.09**	H	
H-06-14	7160E	167.0	168.0	1.0	2.83	V	
		173.0	174.0	1.0	5.96	H + V	
		177.9	179.6	1.7	6.19	V	
		189.9	191.0	1.1	**10.89**	H + V	VG

Hole No.	Section	Intersection		Length * (metres)	Gold Assay (grams per tonne)	Vein Type	Comment
		From (metres)	To (metres)				
H-06-15	7185E	115.0	116.0	1.0	2.27	V	VG
		116.0	117.0	1.0	1.32	H	VG
		123.0	124.0	1.0	3.26	V	
		148.0	149.0	1.0	3.70	H + V	
H-06-16	7235E	75.4	76.6	1.2	**18.64**	V	VG
H-07-01	7260E	74.0	75.0	1.0	1.05	H	VG
		84.0	86.0	2.0	**106.90**	V + H	VG
		96.0	97.0	1.0	**11.74**	V	VG
		104.0	105.0	1.0	4.80	V + H	VG
		105.0	106.0	1.0	4.51	V	VG
H-07-02	7285E	95.0	96.0	1.0	2.91	H	VG
		96.0	97.0	1.0	4.51	H	
H07-03	7310E	No significant results					
H07-04	7335E	63.0	64.0	1.0	4.63	V	VG
		67.0	68.0	1.0	1.49	V	VG
		75.0	76.0	1.0	1.71	H	VG
H07-05	7360E	50.0	51.2	1.2	4.55	V	VG
H07-06	7385E	No significant results					

* = core length in metres
V = vertical vein
H = horizontal vein
VG = visible gold noted

Exploration Update
Drilling also continues at Timmins West and is focused on expanding the high grade vein zone (veins 1,2,3 and Main zones), marginal to the Ultramafic and Footwall zones. The due diligence team for the Bell Creek Mine and Mill complex purchase is in place and no delays in the process are anticipated (see the Company's news release dated January 31, 2007).

Quality Control
Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. NQ size drill core is saw cut and half the drill core is sampled in standard intervals. Pulp metallic analysis was done on all initial fire assays (30 grams sample) which were greater than five grams gold per tonne. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for analysis at Swastika Labs in Swastika, Ontario, an ISO9001-2000 BSI Registered laboratory. Standards and blanks are submitted every 20 samples and every twentieth sample is reanalyzed by the lab.

The Company's Qualified Person ("QP") for the Vogel property is Richard Labine, P.Geo. As the QP he has prepared or supervised the preparation of the scientific or technical information for the property.

About Lake Shore

Lake Shore is a mineral exploration company engaged in the acquisition and exploration of mineral properties with prospects for hosting gold deposits. The Company is currently active in eastern Canada and holds a number of mineral resource properties in Ontario, including the Timmins West and Vogel/Schumacher projects, either directly or through option agreements. In February 2007 Lake Shore announced its agreement to acquire the Bell Creek mine and mill complex near Timmins, Ontario[1] from the Porcupine Joint Venture. Lake Shore is a reporting issuer in British Columbia, Alberta, Manitoba, Ontario and Québec, and trades on the Toronto Stock Exchange under the symbol LSG.

Forward-looking Statements

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statements.

For more information, please contact:

Meghan Brown, Manager Investor Relations
Lake Shore Gold Corp.
(604) 669-3533
e-mail: mbrown@lsgold.com
www.lsgold.com

Brian R. Booth, President and CEO
Lake Shore Gold Corp.
(705) 525-0992
e-mail: info@lsgold.com
www.lsgold.com

[1] For details refer to Lake's Shore's press release dated February 2, 2007, available on the Company's website at www.lsgold.com.

LAKE SHORE GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE APPOINTS HANNU VIRTANEN AS VICE PRESIDENT, PROJECT DEVELOPMENT

February 27, 2007

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSX)** ("Lake Shore" or "the Company") announced today that Hannu Virtanen has joined the Company as Vice President, Project Development. Mr. Virtanen has more than 30 years' experience as a geological engineer with Inco Limited and was directly involved in the Cochenour-Willans underground exploration gold project in Red Lake, Ontario, as well as the Casa Berardi gold project in Quebec and the Victor nickel copper underground project in Sudbury. He has also been extensively involved in developing Inco Exploration's current environmental, health and safety management practices worldwide.

In this newly created role, Mr. Virtanen will oversee Lake Shore's advanced projects at Timmins West and Bell Creek–Schumacher–Vogel Complex as the Company moves these projects through advanced underground exploration, completion of pre-feasibility studies, and ultimately toward production decisions.

Lake Shore's President and CEO Brian Booth said: "Hannu's appointment reflects the fact that with Timmins West moving into advanced underground exploration, and with the acquisition of the Bell Creek mine and mill, we are transforming from an exploration company into an emerging producer. Hannu's extensive experience will benefit the Company as we move into the mine development phase."

Mr. Virtanen has a BASc in Geological Engineering from the University of Toronto and a Graduate Diploma in Business Administration from Laurentian University. He is member of Professional Engineers of Ontario and the Canadian Institute of Mining and Metallurgy. His appointment will be effective March 31st, 2007 and he will be based in Sudbury.

About Lake Shore

Lake Shore is a mineral exploration company engaged in the acquisition and exploration of mineral properties with prospects for hosting gold deposits. The Company is currently active in eastern Canada and holds a number of mineral resource properties in Ontario, including the Timmins West and Vogel/Schumacher projects, either directly or through option agreements. In February 2007 Lake Shore announced its agreement to acquire the Bell Creek mine and mill complex near Timmins, Ontario[1] from the Porcupine Joint Venture. Lake Shore is a reporting issuer in British Columbia, Alberta, Manitoba, Ontario and Québec, and trades on the Toronto Stock Exchange under the symbol LSG.

Forward-looking Statements

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statements.

[1] For details refer to Lake's Shore's press release dated February 2, 2007, available on the Company's website at www.lsgold.com.

END

For more information, please contact:

Meghan Brown, Manager Investor Relations
Lake Shore Gold Corp.
(604) 669-3533
e-mail: mbrown@lsgold.com
www.lsgold.com

Brian R. Booth, President and CEO
Lake Shore Gold Corp.
(705) 525-0992
e-mail: info@lsgold.com
www.lsgold.com